FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.       An announcement regarding power generation within China for the first quarter of 2015 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on April 16, 2015; and

2.       An announcement regarding issue of short-term debentures by the Registrant, made by the Registrant on April 15, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION WITHIN CHINA
FOR THE FIRST QUARTER OF 2015

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first quarter of 2015.

According to the Company’s preliminary statistics, as of 31 March 2015, the Company’s total power generation by the power plants within China on consolidated basis amounted to 82.545 billion kWh, representing an increase of 6.81% over the same period last year. Total electricity sold by the Company amounted to 77.992 billion kWh, representing an increase of 6.64% over the same period last year.

The increase in power generation of the Company was mainly attributable to the acquisition of power plants from its parent company and the generation units which have been recently put into operation.

The decrease in the power generation of some power plants as compared with the same period of last year was attributable to the major reasons: Firstly, in the first quarter of 2015, the economy in China continued to grow slowly, with the deepening of the country’s economic restructuring as well as continuing decline in the growth of the power consumption nationwide, the power generation in the areas where the Company’s coal-fired generating plants are located decreased correspondingly on consolidated basis over the same period last year. Secondly, the commencement of operation of a number of ultra-high voltage west-to-east power transmission lines in China reduced the power generation market of thermal power generating units in the southeast coastal regions where a high proportion of thermal power generating units of the Company are located, thereby having a relatively greater impact on the Company. Thirdly, the commencement of operation of many hydropower generating units in the southwest region as well as the abundant water supply in the same region contributed to a significant increase in hydro-power generations, which has reduced the power generation market of thermal power generating units in Yunnan Province as well as Shanghai, Zhejiang, Jiangsu and Guangdong where the excessive hydro-powers generated in the southwest region were provided. Meanwhile, power output from thermal power generating units in Liaoning and Fujian were affected by the commencement in the operation of large nuclear generating units in these two provinces.

The power generation and electricity sold by each of the Company’s domestic power plants for the first quarter of 2015 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first quarter of 2015	Power generation for the first quarter of 2014	Change	Electricity sold for the first quarter of 2015	Electricity sold for the first quarter of 2014	Change
Liaoning Province
Dalian	1.728	1.756	-1.64%	1.628	1.663	-2.11%
Dandong	1.005	1.067	-5.80%	0.960	1.019	-5.82%
Yingkou	1.390	1.582	-12.13%	1.289	1.468	-12.16%
Yingkou Co-generation	0.925	0.967	-4.32%	0.863	0.906	-4.73%
Wafangdian Wind Power	0.024	0.023	6.71%	0.024	0.022	7.13%
Suzihe Hydropower	0.011	0.002	405.28%	0.011	0.002	402.22%
Changtu Wind Power	0.043	0.017	150.69%	0.042	0.017	151.72%
Inner Mongolia
Huade Wind Power	0.047	0.051	-7.79%	0.046	0.050	-8.04%
Hebei Province
Shang’an	2.704	2.602	3.89%	2.529	2.446	3.38%
Kangbao Wind Power	0.019	0.021	-10.54%	0.017	0.019	-10.76%
Gansu Province
Pingliang	1.783	3.027	-41.11%	1.693	2.880	-41.22%
Jiuquan Wind Power	0.162	0.190	-14.74%	0.152	0.189	-19.52%
Anbei Third Wind Power	0.117	–	–	0.116	–	–
Beijing
Beijing Co-generation (Coal- fired)	1.139	1.316	-13.42%	0.993	1.153	-13.93%
Beijing Co-generation (Combined Cycle)	1.151	1.241	-7.23%	1.125	1.212	-7.15%

Domestic Power Plant	Power generation for the first quarter of 2015	Power generation for the first quarter of 2014	Change	Electricity sold for the first quarter of 2015	Electricity sold for the first quarter of 2014	Change
Tianjin
Yangliuqing Co-generation	1.758	1.880	-6.48%	1.635	1.740	-6.00%
Lingang Combined Cycle	0.078	–	–	0.076	–	–
Shanxi Province
Yushe	0.548	0.578	-5.25%	0.510	0.535	-4.77%
Zuoquan	1.104	1.508	-26.79%	1.034	1.417	-27.06%
Shandong Province
Dezhou	3.535	3.325	6.32%	3.310	3.114	6.30%
Jining	1.277	1.349	-5.38%	1.193	1.262	-5.46%
Xindian	0.833	0.828	0.59%	0.780	0.776	0.56%
Weihai	2.274	2.647	-14.09%	2.160	2.523	-14.36%
Rizhao Phase II	1.824	2.084	-12.41%	1.733	1.983	-12.63%
Zhanhua Co-generation	0.348	0.443	-21.52%	0.318	0.406	-21.79%
Henan Province
Qinbei	4.512	5.326	-15.29%	4.266	5.073	-15.91%
Jiangsu Province
Nantong	1.863	1.728	7.81%	1.781	1.646	8.18%
Nanjing	0.912	0.915	-0.33%	0.864	0.867	-0.39%
Taicang	2.448	2.771	-11.66%	2.333	2.642	-11.71%
Huaiyin	1.724	1.510	14.15%	1.633	1.421	14.92%
Jinling (Combined Cycle)	0.359	0.446	-19.57%	0.351	0.436	-19.52%
Jinling (Coal-fired)	2.967	2.909	1.99%	2.829	2.783	1.68%
Jinling Combined Cycle Co- generation	0.293	0.339	-13.57%	0.289	0.334	-13.60%
Qidong Wind Power	0.087	0.108	-19.14%	0.086	0.106	-19.18%
Rudong Wind Power	0.024	0.035	-31.16%	0.024	0.034	-29.42%
*Suzhou Co-generation	0.213	0.205	3.65%	0.191	0.185	2.91%

Domestic Power Plant	Power generation for the first quarter of 2015	Power generation for the first quarter of 2014	Change	Electricity sold for the first quarter of 2015	Electricity sold for the first quarter of 2014	Change
Shanghai
Shidongkou First	1.380	2.011	-31.35%	1.290	1.889	-31.72%
Shidongkou Second	1.642	1.791	-8.32%	1.568	1.724	-9.01%
Shanghai Combined Cycle	0.417	0.456	-8.62%	0.408	0.446	-8.56%
Shidongkou Power	1.810	2.042	-11.46%	1.725	1.953	-11.67%
Chongqing
Luohuang	3.404	4.304	-20.91%	3.153	3.997	-21.12%
Liangjiang Co-Fired	0.068	–	–	0.066	–	–
Zhejiang Province
Yuhuan	5.103	5.575	-8.46%	4.888	5.328	-8.25%
Changxing	1.214	–	–	1.156	–	–
Tongxiang Combined Cycle	0.000	–	–	0.000	–	–
Si’an PV	0.001	–	–	0.001	–	–
Hubei Province
Enshi Maweigou Hydropower	0.008	0.005	66.56%	0.008	0.005	66.55%
*Wuhan Power	2.438	3.137	-22.27%	2.293	2.959	-22.49%
*Dalongtan Hydropower	0.013	0.005	147.80%	0.013	0.005	151.43%
*Jingmen Co-generation	0.629	–	–	0.597	–	–
*Yingcheng Co-generation	0.450	–	–	0.350	–	–
Hunan Province
Yueyang	2.763	2.836	-2.60%	2.599	2.669	-2.61%
Xiangqi Hydropower	0.052	0.055	-4.62%	0.051	0.054	-4.60%
Subaoding Wind Power	0.072	–	–	0.069	–	–

Domestic Power Plant	Power generation for the first quarter of 2015	Power generation for the first quarter of 2014	Change	Electricity sold for the first quarter of 2015	Electricity sold for the first quarter of 2014	Change
Jiangxi Province
Jinggangshan	2.590	2.407	7.60%	2.480	2.301	7.80%
Jianggongling Wind Power	0.028	–	–	0.028	–	–
*Ruijin	0.933	0.974	-4.26%	0.887	0.926	-4.20%
Anhui Province
*Chaohu Power	1.762	1.780	-1.02%	1.683	1.698	-0.85%
*Hualiangting Hydropower	0.020	0.002	1,109.2%	0.020	0.002	1,151.05%
Fujian Province
Fuzhou	3.090	3.462	-10.75%	2.943	3.299	-10.80%
Guangdong Province
Shantou Coal-fired	1.153	1.204	-4.23%	1.101	1.141	-3.50%
Haimen	2.067	3.859	-46.43%	1.971	3.707	-46.84%
Haimen Power	2.738	–	2.657	–
Yunnan Province
Diandong Energy	0.908	1.789	-49.26%	0.834	1.655	-49.63%
Yuwang Energy	0.597	0.898	-33.53%	0.550	0.825	-33.29%
Wenbishan Wind Power	0.044	–	–	0.043	–	–
Hainan Province
*Haikou	1.440	1.186	21.41%	1.328	1.086	22.31%
*Dongfang	2.388	2.458	-2.81%	2.256	2.323	-2.90%
*Nanshan	0.048	0.063	-23.81%	0.047	0.061	-24.13%
*Gezhen Hydropower	0.016	0.028	-41.23%	0.016	0.027	-41.75%
*Wenchang Wind Power	0.030	0.025	18.07%	0.029	0.025	18.26%
Total	82.545	77.285	6.81%	77.992	73.137	6.64%

Note:	The remarks * represented the power plants acquired from parent company in 2014 and the relevant figures (which have not been consolidated into the statistics for 2014) are for reference only.

The accumulated power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 21.9% in Singapore in the first quarter of 2015, representing an increase of 0.7 percentage point compared to the same period last year.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
16 April 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2012 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 19 June 2013, the Company has been given a mandate to issue short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB15 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB15 billion at any time within the period as prescribed herein) in the PRC within 24 months from the date on which the shareholders’ approval was obtained.

The Company has recently completed the issue of the first tranche of the Company’s short-term debentures for 2015 (the “Debentures”). The total issuing amount was RMB5 billion with a maturity period of 365 days whereas the unit face value is RMB100 and the interest rate is 4.44%.

China Construction Bank Corporation acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used principally to settle part of the bank loans so as to improve its debt structure and to supplement short term operational working capital.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Qi Yudong (Independent Non-executive Director)
Liu Guoyue (Executive Director	Zhang Shouwen (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Lizi (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
15 April 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 16, 2015